

May 14, 2025

Samantha Wellington
Senior Vice President, Chief Legal Officer and Secretary
eBay Inc.
2025 Hamilton Avenue
San Jose, California 95125

     Re: eBay Inc.
        Form 10-K for Fiscal Year Ended December 31, 2024
        File No. 001-37713

Dear Samantha Wellington:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services

cc: Oliver Cohen